UNITED STATES
                         SECURITIES AND EXCHANGE
                               COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                      (Amendment No. __________)*

                              J. BAKER, INC.
                             (Name of Issuer)

                               Common Stock
                      (Title and Class of Securities)

                                 05723210
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement X .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages

SEC 1745 (2/92)

CUSIP No.   05723210             SCHEDULE 13G            Page 2 of 4 Pages
          ----------

  1     NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          M.D. Sass Investors Services, Inc.  13-2703405
          M.D. Sass Associates, Inc.  13-2704843

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)

                                                                            (b)

  3     SEC USE ONLY

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

            NUMBER OF                 7    SOLE VOTING POWER          1,151,600
             SHARES
           BENEFICIALLY               8    SHARED VOTING POWER                0
              OWNED
             BY EACH                  9    SOLE DISPOSITIVE POWER     1,163,100
            REPORTING
           PERSON WITH               10    SHARED DISPOSITIVE POWER           0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,163,100*

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.39%

  14    TYPE OF REPORTING PERSON*

          IA

* Includes 11,500 shares for which the Filing Person has sole dispositive power, but has no voting power.

                           M.D. Sass Associates, Inc.
                       M.D. Sass Investors Services, Inc.
                                 Schedule 13-G
                      Reporting Period - December 31, 1995

Item
Number            Item
------            ----
1(a)              Name of Issuer:
                  J. Baker, Inc.

1(b)              Address of Issuers Principle Executive Offices:
                  555 Turnpike Street
                  Canton, Massachusetts 02021

2(a)              Name of Person Filing:
                  M.D. Sass Associates, Inc.
                  M.D. Sass Investors Services, Inc.

2(b)              Address of Principal Business Office:
                  1185 Avenue of the Americas, 18th Floor
                  New York, New York 10036

2(c)              Citizenship:
                  Delaware

2(d)              Title of Class of Securities:
                  Common Stock

2(e)              CUSIP Number:
                  05723210

3 Pursuant to Section 13-d-1(b): Investment Adviser registered under Section 203 of the Investment
                  Advisers Act of 1940

4(a)              Amount Beneficially Owned:
                  1,163,100

4(b)              Percent of Class:
                  6.39%

                               Page 3 of 4 Pages

4(c)              Number of Shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                        1,151,600

                  (ii)  shared power to vote or to direct the vote:
                        --

                  (iii) sole power to dispose or direct the disposition of:
                        1,163,100

                  (iv)  shared power to dispose or to direct the disposition of:
                         --



5                 Ownership of five percent or less of a class:
                  N/A

6 Ownership of more than five percent on behalf of another person:

                  N/A

7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                  N/A

8                 Identification and classification of members of the group:
                  N/A

9                 Notice of dissolution of the group:
                  N/A

10                Certification:
                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:


                                      -------------------------------
                                      Date

                                      -------------------------------
                                      Signature

                                      Martin D. Sass, President
                                      Name/Title

                               Page 4 of 4 Pages